Exhibit 99.1

Golden Star Announces Long Term, Strategic Investment by La Mancha

$125.7 million capital injection to accelerate Golden Star's growth opportunities

TORONTO, Aug. 1, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has entered into a long term, strategic relationship with La Mancha Holding S.à r.l., a Luxembourg-incorporated private gold investment company ("La Mancha"). All references to "$" herein are to United States dollars.

HIGHLIGHTS

  Creation of a long term, strategic relationship with La Mancha, which will support Golden Star's growth into a leading African gold producer
  As part of the transaction, La Mancha will invest approximately $125.7 million cash into Golden Star through a private placement and La Mancha will be issued 163,210,500 Golden Star common shares, representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment
    The long term nature of the investment is demonstrated by La Mancha's agreement to a two year equity lock-up and standstill and the provision of anti-dilution rights to La Mancha
  The investment will strengthen Golden Star's balance sheet and provide the Company with increased financial capacity to unlock organic growth opportunities and participate in the consolidation of the African gold sector
  The transaction is value accretive for Golden Star's shareholders
    The value of La Mancha's investment equates to a price of $0.77 per share, which represents an approximate 14% premium to the 30 day volume weighted average price on the NYSE American ("VWAP") of $0.676 to July 31, 2018
  Proceeds of the transaction are expected to be used as follows:
    To accelerate underground development and production at the Wassa Underground Gold Mine ("Wassa Underground") and the Prestea Underground Gold Mine ("Prestea Underground")
    To accelerate exploration and Mineral Reserve definition drilling at Wassa Underground, Prestea Underground and the Father Brown satellite deposit
    To fast track the necessary studies and development of the southern portion of the Wassa Underground deposit
    Potential future acquisitions and general corporate purposes
  Following completion of the transaction, La Mancha will nominate up to three representatives to the Board of Golden Star
  The Board of Golden Star has unanimously approved the strategic investment by La Mancha
  In conjunction with the transaction, Golden Star intends to consolidate its issued and outstanding common shares on a 5:1 ratio (the "Consolidation") (all share amounts and per share dollar amounts are before giving effect to the Consolidation)
  The issuance of common shares to La Mancha and the proposed Consolidation are subject to approval from Golden Star's shareholders and, in this respect, a special meeting is scheduled to be held in mid-September 2018

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"We are delighted to welcome La Mancha as a long term, strategic investor.  We share the vision of building a leading, Africa-focused gold producer and this transformative deal clearly endorses the potential of Golden Star's assets.  La Mancha has a strong track record of creating sustainable shareholder value and their previous investments demonstrate their ability to identify compelling growth opportunities at an early stage.  La Mancha's $125.7 million investment will allow Golden Star to fast track our exploration and expansion programs at both Wassa Underground and Prestea Underground.  The transaction also de-risks our balance sheet and lends us a platform to participate actively in the consolidation of the African gold mining industry.  I am very encouraged by the professional approach of the La Mancha team and with our experience of building and operating mines, together we have the expertise and funding to grow across Africa."

Andrew Wray, Chief Executive Officer of La Mancha, commented:

"Following the success of our strategic partnerships with Evolution Mining and Endeavour Mining, which have rapidly both become leading gold producers, we are excited to have the opportunity to partner with Golden Star.  Our strategic goal is to create value with a long-term, supportive approach to the benefit of all stakeholders.  The Golden Star Board and management team share this objective and we have been impressed with their successful track record of project discovery and development around their existing assets in Ghana.  We look forward to working with Sam and his team to unlock the value of Golden Star's organic growth pipeline and to use our financial resources to help take advantage of external growth opportunities in Africa."

Conference Call and Webcast

Golden Star will conduct a conference call and webcast to discuss this announcement, in addition to the results of the second quarter of 2018, on Thursday, August 2, 2018 at 10:00am ET.  The Chief Executive Officer of La Mancha, Andrew Wray, will join the Golden Star management team on the call.

The call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 866 393 4306
Toronto Local and International: +1 734 385 2616
Conference ID: 3081459
Webcast: www.gsr.com

A recording and webcast replay of the call will be available at www.gsr.com following the call.

Details of Proposed Transaction

Golden Star has entered into a long term, strategic relationship with La Mancha, which secures a platform for the Company's growth into a leading African gold producer.  La Mancha has committed to investing approximately $125.7 million cash into Golden Star through a private placement and in exchange, La Mancha will be issued 163,210,500 Golden Star common shares, representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment.  Following the completion of the transaction, La Mancha will be Golden Star's largest shareholder.

The transaction is value accretive for Golden Star's shareholders as La Mancha has invested at a premium to the 30 day VWAP of Golden Star's shares, which underscores La Mancha's belief in the value of Golden Star's assets and the strength of its management team.  La Mancha's investment equates to a price of $0.77 per share or an approximate 14% premium to the 30 day VWAP of $0.676 to July 31, 2018.

The long term nature of the strategic relationship is demonstrated by La Mancha's agreement to a two year equity lock-up on the Golden Star shares issued to it pursuant to the transaction, as well as to certain customary standstill provisions.  La Mancha will also have anti-dilution rights, which provide the ability for La Mancha to maintain its approximately 30% equity stake in Golden Star, and customary registration rights.

With a significantly stronger balance sheet, the Company will be well-positioned to unlock its organic growth opportunities and to pursue external growth opportunities.  Golden Star intends to deliver a disciplined acquisition strategy, in conjunction with progressing its expansion opportunities at both Wassa Underground and Prestea Underground, with the objective of bringing additional assets into the Company's portfolio and expanding its production profile.

To find out more about La Mancha and to view La Mancha's press release regarding the strategic investment in Golden Star, please visit www.lamancha.com

Use of Proceeds

Golden Star intends to use the proceeds of the transaction for four primary purposes:

    To accelerate underground development and production at Wassa Underground and Prestea Underground
    To accelerate exploration and Mineral Reserve definition drilling at Wassa Underground, Prestea Underground and the Father Brown satellite deposit
    To fast track the necessary studies and development of the southern portion of the Wassa Underground deposit
    Potential future acquisitions and general corporate purposes

The expansion program will have the objective of increasing the throughput of both underground operations in order to allow them to fill a greater portion of the two processing plants' under-utilized capacity. The expansion program will include investing in additional mining equipment to increase underground development rates and progressing the Wassa Underground and Prestea Underground workings on an accelerated basis.

The enhanced exploration program will focus primarily on the southern portion of the Wassa Underground deposit, following the positive results received by Golden Star in the second quarter of 2018, which led to a 147% increase in the Company's Inferred Mineral Resources at this deposit1. It will also aim to gain a stronger understanding of the potential of the Father Brown deposit to be a second high grade ore supply for the Wassa processing plant and target Mineral Resource expansion at Prestea Underground.

Further details of the planned expenditure at each asset, including the enhanced exploration strategy, will be released later in the second half of 2018.

Notes

1. See press release entitled 'Golden Star Doubles Inferred Mineral Resources at Wassa Underground Gold Mine', dated April 12, 2018

Board Nominees

La Mancha has the right to nominate up to three representatives to Golden Star's Board of Directors following completion of the transaction. If La Mancha's shareholding in Golden Star falls below 25% (but remains at or above 17.5%) after the transaction, La Mancha will be entitled to nominate two representatives to the Golden Star Board, and if La Mancha's shareholding in Golden Star falls below 17.5% (but remains above 10%) after the transaction, La Mancha will be entitled to nominate one representative to the Golden Star Board.

La Mancha initially expects to nominate two Directors upon the closing of the transaction, with the third to be nominated at the next Annual General Meeting or earlier in the event of a vacancy.

Share Consolidation

Golden Star intends to consolidate its issued and outstanding common shares on a 5:1 ratio, which will be submitted for approval to the Company's shareholders at the upcoming special meeting.

There are presently 380,824,555 common shares of the Company issued and outstanding. After the proposed transaction is completed with La Mancha, there will be 544,035,055 shares and after giving effect to the proposed Consolidation if approved by the shareholders and implemented by the Company, this number will become approximately 109 million shares.

Timetable and Special Meeting

The issuance of 163,210,500 Golden Star common shares to La Mancha and the proposed Consolidation are subject to certain conditions, including the approval of Golden Star's shareholders.

BMO Capital Markets has provided an opinion to the Board of Directors of Golden Star stating that, and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the consideration to be received by the Company pursuant to the transaction is fair from a financial point of view to the Company.

In addition, the Board of Golden Star has unanimously approved the strategic investment by La Mancha.  The directors and officers of the Company have signed voting support agreements to vote their shares in favour of approving the proposed transaction.

An information circular is being prepared and is expected to be distributed to Golden Star's shareholders in the coming days in advance of a special meeting, which is expected to be held in mid-September 2018.

Advisors

Golden Star is being advised by Fasken Martineau DuMoulin LLP.  La Mancha is being advised by McCarthy Tétrault LLP.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Cautionary note regarding forward-looking information

Some statements contained in this news release are "forward looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward looking statements and information include, but are not limited to, statements and information regarding: the use of proceeds of the transaction; the ability of the Company to acquire other properties; the Company's ability to unlock organic growth opportunities and participate in the consolidation of the African gold sector (and as to the consolidation thereof); the consolidation of the Company's common shares; and the Company's growth into a leading African gold producer. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Factors that could cause actual results to differ materially include: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2017. Additional factors are included in our annual information form for the year ended December 31, 2017 which is filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/August2018/01/c1048.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:35e 01-AUG-18